SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 5

CNOVA N.V.
(Name of the Issuer)

Cnova N.V. Casino, Guichard-Perrachon S.A.	Via Varejo S.A Companhia Brasileira de Distribuição

(Names of Persons Filing Statement)

Ordinary shares, par value €0.05 per share
(Title of Class of Securities)

N20947102
(CUSIP Number of Class of Securities)

CNOVA N.V. WTC Schiphol Airport Tower D, 7th Floor Schiphol Boulevard 273 1118 BH Schiphol The Netherlands +31 20 795 06 71 Attn: General Counsel	c/o CASINO, GUICHARD- PERRACHON 1, Esplanade de France, BP 30642008 Saint-Etienne Cedex 2 – FRANCE +33 4 77 45 31 31 Attn: General Counsel	c/o VIA VAREJO S.A. Avenida Conde Francisco Matarazzo, 100 - 4th floor Zip Code: 09520-120 São Caetano do Sul - SP +55 11 4225 6000 Attn: General Counsel	c/o COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Av. Brigadeiro Luís Antônio, 3235 Jardim Paulista CEP 01402-901 São Paulo SP Brasil +55 11 3886 0533 Attn: General Counsel

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000 Attn: Adam O. Emmerich	Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10170 (212) 450-4478 Attn: John Amorosi

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	$508,151,690	Amount of filing fee	$51,170.88
*	Value of transaction computed pursuant to Exchange Act Rule 0-11: In accordance with Exchange Act Rule 0-11(c), the filing fee of $51,170.88 was determined by multiplying 0.0001007 by the aggregate value of the Ordinary shares of Cnova N.V. to be acquired in the Reorganization. The aggregate value was calculated as the product of 96,790,798 Ordinary shares to be acquired in the Reorganization multiplied by $5.25, the market value of the Ordinary shares, established by the average of the high and low prices reported by The NASDAQ Stock Market for August 18, 2016.
☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.
Amount Previously Paid: $51,170.88	Filing Party: Cnova N.V.
Form or Registration No.: Schedule 13E-3	Date Filed: August 23, 2016

Introduction

This Amendment No. 5 to the Rule 13e-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Cnova N.V. (“Cnova”); (ii) Casino, Guichard-Perrachon S.A. (“Casino”); (iii) Via Varejo S.A. (“Via Varejo”); and (iv) Companhia Brasileira de Distribuição (“CBD,” and together with each of (i) through (iii), the “Filing Persons”).

On August 8, 2016, Cnova, Cnova Brazil and Via Varejo entered into a Reorganization Agreement (the “Reorganization Agreement”), which provides for the reorganization of Cnova Comércio Electrônico S.A. (“Cnova Brazil”), Cnova’s Brazilian subsidiary, within Via Varejo (the “Reorganization”). In connection with the Reorganization, Casino executed a letter agreement pursuant to which Casino agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova listed on NASDAQ and on Euronext Paris at a price of $5.50 per share (or, with respect to the tender offer for the shares listed on Euronext Paris, the equivalent in euros), subject only to completion of the Reorganization (the “Offers,” and, together with the Reorganization, the “Transactions”). Further, pursuant to a separate letter agreement, CBD agreed not to tender the Cnova shares it owns into Casino’s potential tender offers nor otherwise transfer its Cnova shares prior to the completion of the tender offers.

On October 31, 2016, the Reorganization was completed. Included as Exhibit (a)(8) to this Transaction Statement is a press release issued by Cnova in connection with completion of the Reorganization on October 31, 2016.

Additionally, with respect to Via Varejo only, this Amendment No. 5 is being filed pursuant to Rule 13E-3(d) under the Securities Exchange Act of 1934 as a final amendment to the Transaction Statement to report the results of the Reorganization.

Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On October 27, 2016, Cnova held an extraordinary general meeting of shareholders, at which Cnova shareholders approved the Reorganization. Following the approval of the Reorganization by Cnova shareholders, on October 31, 2016, the Reorganization was completed.

As a result of the completion of the Reorganization, Via Varejo became the owner of substantially all of the assets and liabilities of Cnova Brazil pursuant to a series of transactions contemplated by the Reorganization Agreement, which are described in greater detail in Exhibit 99.1(a)(2) to this Transaction statement. As a result of the Reorganization, Cnova received

•	all of the Cnova ordinary shares previously held indirectly by Via Varejo (representing approximately 21.9% of Cnova’s share capital as of immediately prior to completion of the Reorganization on October 31, 2016);
•	the cash balancing payment of approximately R$16.5 million, which, pursuant to the terms of the Reorganization Agreement is subject to customary adjustment to reflect the working capital and net indebtedness levels of Cnova Brazil as of completion of the Reorganization; and
•	the special voting shares underlying the special voting depository receipts that were previously held by a wholly owned subsidiary of Via Varejo.

As a result of completion of the Reorganization, Via Varejo became the sole shareholder of Cnova Brazil and is no longer a Cnova shareholder.

In addition, in accordance with the Reorganization Agreement, upon completion of the Reorganization, Mr. Peter Estermann, Via Varejo’s Chief Executive Officer, resigned from his position as non-executive director and Chairman of the Cnova Board of Directors. Following Mr. Estermann’s resignation, the Company’s Board consists of 9 members and Didier Lévêque and Ronaldo Iabrudi dos Santos Pereira continue to serve as Vice-Chairmen of the Cnova Board of Directors.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Cnova N.V. Shareholders’ Circular, dated September 15, 2016*

(a)(2) Supplemental Information Statement Relating to the Reorganization of the Brazilian Activities of Cnova N.V. within Via Varejo S.A.*

(a)(3) Press release of Cnova N.V., dated September 15, 2016, titled “CNOVA N.V. Publishes Notice of Extraordinary General Meeting of Shareholders” (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016)

(a)(4) Notice of Extraordinary General Meeting of Shareholders of Cnova N.V. (incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016)

(a)(5) Form of Proxy Card for Holders of Cnova N.V. Ordinary Shares (incorporated herein by reference to Exhibit 99.4 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016)

(a)(6) Form of Voting Proxy for Cnova N.V. Special Voting Shares (incorporated herein by reference to Exhibit 99.5 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016)

(a)(7) Form of Voting Proxy for Certain Registered Shareholders of Cnova N.V. (incorporated herein by reference to Exhibit 99.6 to the Report on Form 6-K of Cnova N.V., filed with the SEC on September 15, 2016)

(a)(8) Press release of Cnova N.V., dated October 31, 2016, titled “CNOVA N.V. Announces Completion of the Reorganization of its Brazilian Activities within Via Varejo” (incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K of Cnova N.V., filed with the SEC on October 31, 2016)

(b) None.

(c)(1) Opinion of Eight Advisory France S.A.S., dated August 8, 2016*

(c)(2) Valuation Report of BNP Paribas Corporate Finance, dated August 8, 2016*

(c)(3) Valuation Report of Credit Agricole Corporate & Investment Bank and Rothschild & Cie, dated May 9, 2016*

(c)(4) Report of Messier Maris & Associés, dated May 10, 2016*

(c)(5) Valuation Report of Banco Santander (Brasil) S.A., dated August 5, 2015*

(c)(6) Valuation Analysis of Eight Advisory France S.A.S., dated May 11, 2016*

(c)(7) Valuation Analysis Update of Eight Advisory France S.A.S., dated July 30, 2016*

(c)(8) Draft Valuation Report of BNP Paribas Corporate Finance, dated March 23 2016*

(c)(9) Draft Valuation Report of BNP Paribas Corporate Finance, dated April 13, 2016*

(c)(10) Draft Valuation Report of BNP Paribas Corporate Finance, dated May 10, 2016*

(c)(11) MOU Indicative Terms Analysis and Synergies Analysis of BNP Paribas Corporate Finance, dated May 10, 2016*

(c)(12) Draft Valuation Report of BNP Paribas Corporate Finance, dated July 29, 2016*

(d)(1) Reorganization Agreement by and among Via Varejo S.A., Cnova Comércio Electrônico S.A. and Cnova N.V., dated August 8, 2016*

(d)(2) Undertakings Letter from Casino, Guichard-Perrachon to the Transaction Committee of Cnova N.V., dated August 8, 2016 (incorporated herein by reference to Exhibit 99.4 to the Preliminary Communication of Casino, Guichard-Perrachon filed under Cover of Schedule TO-C with the SEC on August 9, 2016)

(d)(3) Commitment Letter from Casino, Guichard-Perrachon to Companhia Brasileira de Distribuição, dated August 8, 2016*

(d)(4) Support Letter from Companhia Brasileira de Distribuição to Casino, Guichard-Perrachon, dated August 8, 2016*

(f) Not Applicable.

(g) None.

*	Previously filed.

[Remainder of this Page Intentionally Left Blank]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 31, 2016

CNOVA N.V.

By:	/s/ Emmanuel Grenier
Name: Emmanuel Grenier
Title: Chief Executive Officer

[Signature Page to Transaction Statement on Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 31, 2016

CASINO, GUICHARD-PERRACHON S.A.

By:	/s/ Jean-Charles Naouri
Name: Jean-Charles Naouri
Title: Chairman and Chief Executive Officer

[Signature Page to Transaction Statement on Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 31, 2016

VIA VAREJO S.A.

By:	/s/ Felipe Negrão
Name: /s/ Felipe Negrão
Title: Chief Financial Officer
VIA VAREJO S.A.

By:	/s/ Peter Estermann
Name: Peter Estermann
Title: Chief Executive Officer

[Signature Page to Transaction Statement on Schedule 13E-3]

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 31, 2016

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Ronaldo Iabrudi dos Santos Pereira
Name: Ronaldo Iabrudi dos Santos Pereira
Title: Chief Executive Officer
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

By:	/s/ Christophe José Hidalgo
Name: /s/ Christophe José Hidalgo
Title: Chief Financial and Investor Relations Officer

[Signature Page to Transaction Statement on Schedule 13E-3]